UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RADIUS HEALTH, INC.

(Name of Subject Company)

GINGER MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

GINGER ACQUISITION, INC.

(Parent of Offeror)

GINGER HOLDINGS, INC.

GINGER TOPCO L.P.

GINGER GP LLC

GPC WH FUND LP

B-FLEXION INTERNATIONAL GP LLC

PATIENT SQUARE EQUITY PARTNERS, LP

PATIENT SQUARE EQUITY ADVISORS, LP

PATIENT SQUARE CAPITAL HOLDINGS, LLC

(Other Persons)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

750469207

(CUSIP Number of Class of Securities)

Adam Dilluvio Ginger Merger Sub, Inc. c/o Gurnet Point Capital , LLC 55 Cambridge Parkway, Suite 401 Cambridge, MA 02142 (617) 588-4900	Adam Fliss Ginger Merger Sub, Inc. c/o Patient Square Capital, LP 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 677-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Peter N. Handrinos Leah R. Sauter Elisabeth M. Martin Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 880-4500	Michael E. Weisser, P.C. Maggie D. Flores Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 13, 2022 (as it may be amended and supplemented from time to time, the “Schedule TO”), by Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ginger Acquisition, Inc., a Delaware corporation (“Parent”), Parent, Ginger Holdings, Inc., a Delaware corporation, Ginger TopCo L.P., a Delaware limited partnership, Ginger GP LLC, a Delaware limited liability company, GPC WH Fund LP, a Delaware limited partnership, and Patient Square Equity Partners, LP, a Delaware limited partnership. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Radius Health, Inc., a Delaware corporation (“Radius”), in exchange for (x) an amount in cash equal to $10.00, without interest and less applicable tax withholdings (the “Cash Consideration”), and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a specified milestone (the Cash Consideration and one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated July 13, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 3. Identity and Background of Filing Person.

1.	Item 3 of the Schedule TO is hereby amended by replacing the first sentence with the following sentence:

“(a)-(c) This Schedule TO is filed by Ginger Acquisition, Inc., a Delaware corporation, Ginger Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Ginger Acquisition, Inc., Ginger Holdings, Inc., a Delaware corporation, Ginger TopCo L.P., a Delaware limited partnership, Ginger GP LLC, a Delaware limited liability company, GPC WH Fund LP, a Delaware limited partnership, B-FLEXION International GP LLC, a Delaware limited liability company, Patient Square Equity Partners, LP, a Delaware limited partnership, Patient Square Equity Advisors, LP, a Delaware limited partnership, and Patient Square Capital Holdings, LLC, a Delaware limited liability company.”

2.

The Offer to Purchase and Items 3, 5 and 8 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the third through eighth paragraphs in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons” beginning on page 32 of the Offer to Purchase with the following:

GPC WH Fund is controlled by its general partner, B-FLEXION International GP LLC (“B-FLEXION International GP”). Each of GPC WH Fund and B-FLEXION International GP is an affiliate of Gurnet Point. Gurnet Point is a healthcare private investment fund based in Cambridge, Massachusetts. Gurnet Point invests in life sciences, medical technology and healthcare services companies across all stages of development through to commercialization. The business address and business telephone number of each of GPC WH Fund and B-FLEXION International GP are as set forth below:

GPC WH Fund LP

55 Cambridge Parkway, Suite 401

Cambridge, MA 02142

(617) 588-4900

B-FLEXION International GP LLC

55 Cambridge Parkway, Suite 401

Cambridge, MA 02142

(617) 588-4900

Patient Square Equity Partners, LP (“PSEP”) is controlled by its general partner, PSEA. PSEA is, in turn, controlled by its general partner, PSCH. Each of PSEA and PSCH is an affiliate of Patient Square. Patient Square is a dedicated health care investment fund that partners with best-in-class management teams whose products, services and technologies improve health. The business address and telephone number of each of PSEP, PSEA and PSCH are as set forth below:

Patient Square Equity Partners, LP

c/o Patient Square Capital, LP

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94205

(650) 677-8100

Patient Square Equity Advisors, LP

c/o Patient Square Capital, LP

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94205

(650) 677-8100

Patient Square Capital Holdings, LLC

c/o Patient Square Capital, LP

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94205

(650) 677-8100

The name, business address, citizenship, current principal occupation or employment, and five-year employment history, of each of the directors, executive officers, and control persons of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, and PSCH, and certain other information, are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH or, to the best knowledge of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH, or any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of July 12, 2022, none of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH directly beneficially owns any Shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH, or, to the knowledge of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH, the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of Radius; (ii) none of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH, or, to the knowledge of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH, any of the other persons referred to in clause (i) above, has effected any transaction with respect to the Shares or any other equity securities of Radius during the past 60 days; (iii) none of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH, or, to the knowledge of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of Radius (including any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, joint ventures, loan, or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents, or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, PSCH, their subsidiaries, or, to the knowledge of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH, any of the

persons listed in Schedule I to this Offer to Purchase, on the one hand, and Radius or any of its executive officers, directors, or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations, or transactions between Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, PSCH, their subsidiaries, or, to the knowledge of Purchaser, Parent, GPC WH Fund, B-FLEXION International GP, PSEP, PSEA, or PSCH, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Radius or any of its affiliates, on the other hand, concerning a merger, consolidation, or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

3.

The Offer to Purchase and Items 3, 5 and 8 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the paragraph under the caption “GPC WH Fund LP” in Schedule I on page 67 to the Offer to Purchase with the following:

GPC WH Fund LP

GPC WH Fund LP is controlled by B-FLEXION International GP LLC. B-FLEXION International GP LLC is a Delaware limited liability company. The business address of B-FLEXION International GP LLC is 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142, and the business telephone number of B-FLEXION International GP LLC is (617) 588-4900. The following table sets forth information about B-FLEXION International GP LLC’s managers and executive officers as of July 12, 2022. The current business address of each such person is c/o Gurnet Point Capital, LLC, 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142, and the business telephone number of each such person is (617) 588-4900.

Name	Position at B-FLEXION International GP LLC	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History

Ronald Cami	President and Manager	United States	See information provided above.

Stefan Meister	Manager	Switzerland	Mr. Meister has been Vice Chairman of B-FLEXION Group since January 2021. Prior to that, Mr. Meister was Group Chief Operating Officer of the Waypoint Group (B-FLEXION’s predecessor) since 2011.

Cyrus Jilla	Manager	United Kingdom	Mr. Jilla is a partner of B-FLEXION Group and member of its board of directors and Chief Executive Officer of B-FLEXION Advisors (UK) LLP. Prior to joining Waypoint Group (B-FLEXION’s predecessor) in March 2020, Mr. Jilla served as President and Officer at Fidelity International Limited, the parent of the global asset management business.

Name	Position at B-FLEXION International GP LLC	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History

Elias Zerhouni	Manager	United States	Dr. Zerhouni joined the board of directors of Waypoint Group (B-FLEXION’s predecessor) in May 2020. Dr. Zerhouni is Professor Emeritus of Radiology and Biomedical Engineering at the Johns Hopkins University, and was most recently the President, Global Research and Development for Sanofi from January 2011 to July 2018. Dr. Zerhouni’s academic career was spent at the Johns Hopkins University and Hospital where he was Professor and Chair of Radiology and Biomedical Engineering and Executive Vice Dean from 1996 to 2002.

Christopher Viehbacher	Manager	Germany and Canada	Mr. Viehbacher is the Founding Partner of Gurnet Point Capital, LLC and currently serves as Senior Advisor to the fund. Prior to joining Gurnet Point in 2015, Mr. Viehbacher was the CEO and Member of the Board of Directors of Sanofi from 2008 to 2014, and the Chairman of the Board of Genzyme from 2011 to 2014.

Adam Dilluvio	Secretary and Treasurer	United States	See information provided above.

4.

The Offer to Purchase and Items 3, 5 and 8 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the paragraph under the caption “Patient Square Capital, LP” in Schedule I on page 68 to the Offer to Purchase with the following:

Patient Square Equity Partners, LP

Patient Square Equity Partners, LP (“PSEP”) is controlled by its general partner, Patient Square Equity Advisors, LP, a Delaware limited partnership (“PSEA”). PSEA is, in turn, controlled by its general partner, Patient Square Capital Holdings, LLC, a Delaware limited liability company (“PSCH”). The following table sets forth information about the managing member and executive officers of PSCH. The business address and telephone number of PSCH is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94205, and (650) 677-8100, respectively.

Name	Position at PSCH	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History

James Momtazee	Managing Member, Chief Executive Officer and President	United States	Mr. Momtazee has been the Managing Member, Chief Executive Officer and President of PSCH since August 2020. Prior to this time, Mr. Momtazee worked for KKR & Co. Inc. from November 1996 to August 2019, most recently as the Head of Health Care team.

Adam Fliss	General Counsel	United States	Mr. Fliss has been the General Counsel of PSCH since January 2021. Prior to this time, Mr. Fliss worked for TPG Capital from November 2012 to September 2020, most recently as General Counsel.

Maria Walker	Chief Financial Officer	United States	Ms. Walker has been the Chief Financial Officer of PSCH since August 2020. Prior to this time, Ms. Walker worked for KPMG U.S. from June 2008 to July 2018, most recently as a senior partner and a global lead.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GINGER MERGER SUB, INC.

By	/s/ Adam Dilluvio
	Name:	Adam Dilluvio
	Title:	Secretary and Treasurer

GINGER ACQUISITION, INC.

By	/s/ Adam Dilluvio
	Name:	Adam Dilluvio
	Title:	Secretary and Treasurer

GINGER HOLDINGS, INC.

By	/s/ Adam Dilluvio
	Name:	Adam Dilluvio
	Title:	Secretary and Treasurer

Date: July 21, 2022

GINGER TOPCO L.P.
By: GINGER GP LLC, its General Partner
By: GPC WH FUND LP, its Sole Member
By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

GINGER GP LLC
By: GPC WH FUND LP, its Sole Member
By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

Date: July 21, 2022

GPC WH FUND LP
By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

B-FLEXION INTERNATIONAL GP LLC

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

Date: July 21, 2022

PATIENT SQUARE EQUITY PARTNERS, LP
By: Patient Square Equity Advisors, LP, its General Partner
By: Patient Square Capital Holdings, LLC, its General Partner

By	/s/ Adam Fliss
Name: Adam Fliss
Title: General Counsel

PATIENT SQUARE EQUITY ADVISORS, LP
By: Patient Square Capital Holdings, LLC, its General Partner

By	/s/ Adam Fliss
Name: Adam Fliss
Title: General Counsel

PATIENT SQUARE CAPITAL HOLDINGS, LLC

By	/s/ Adam Fliss
Name: Adam Fliss
Title: General Counsel

Date: July 21, 2022